Exhibit 12.1

NorthWestern Corporation
Computation of Ratio of Consolidated Earning to Consolidated Fixed Charges

	Year ended December 31,
	2016	2015	2014	2013	2012
			(in thousands, except ratios)
Earnings
Income before income taxes	$156,525	$181,246	$110,414	$108,284	$116,495
Add: Fixed changes as below	98,028	97,806	82,793	74,280	68,878
Total	$254,553	$279,052	$193,207	$182,564	$185,373

Fixed Charges:
Interest charges	$94,970	$92,153	$77,802	$70,486	$65,062
Interest on rent expense	614	779	731	672	732
Capitalized interest and allowance for funds used during construction	2,444	4,874	4,260	3,122	3,084
Total	$98,028	$97,806	$82,793	$74,280	$68,878

Ratio of earnings to fixed charges	2.6	2.9	2.3	2.5	2.7